AIS

November 11, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0346/2003**

  Subject: Information of Memorandum on Connected Transaction in relation to Advertising Fee and the Management Agreement

  Date: November 10, 2003

- **Stock Exchange of Thailand Filing, AIS 0349/2003**

  Subject: Submission of reviewed consolidated and company financial statements for the third quarter of 2003 and explanation of differences of operating result between the third quarter of 2003 and 2002 is over 20 percent

  Date: November 10, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

11/17

03 NOV 17 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 10, 2003

AIS 0346/2003

November 10, 2003

Re: Information of Memorandum on Connected Transaction in relation to Advertising Fee and the Management Agreement

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to inform you in relation to its connected transactions as follows:

1. **the Company and its subsidiary have employed SC Matchbox Co., Ltd. as the agency to produce advertisement campaigns through various media as follows:**

Date of Transaction	within the third quarter of 2003
Parties Involved	**Employers:** the Company and its subsidiary **Contractor:** SC Matchbox Company Limited (SMB)
Relationship with Listed Company	Shin Corporation Public Company Limited holds 43.01% of the Company and 99.96% of SMB.
General Characteristics of the Transaction	The Company and its subsidiary have employed SMB as the agency to produce advertisement campaigns through various media on a freelance basis. This is because SMB is a creative advertising agency with a good understanding of the Company's products and SMB maintains strict confidentiality.
The Total Value of the Consideration	The Company and its subsidiary have paid net charges to SMB amounting to Baht 144 million for the third quarter of 2003. The source of payment is paid from the Company's working capital.
The Basis Used to Determine the Value	SMB's advertising fees are comparable to other agency companies in the market.

Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.44% of net tangible assets for the third quarter or 1.36% of net tangible assets for the nine-months of 2003 (net tangible assets as of December 31, 2002), which is over 0.03% but less than 3.00% of net tangible assets, thus the Company should report the transaction to the SET.

2. The Company will enter into the Management Agreement with Shin Corporation Public Company Limited ("SHIN") as follows:

Date of Transaction	Within December 2003
Parties Involved	
Employer	The Company
Contractor	SHIN
Relationship with Listed Company	SHIN is a major shareholder of the Company (43.01% holding).
General Characteristics of the Transaction	the Company will employ SHIN to provide advisory and management for 2 years (from January 1, 2004 to December 31, 2005) as follow: ▪ Management, Advisory, and Human Resource Management. ▪ Financial Management, Credit Management and Risk Management.
The Total Value of the Consideration	Management Fee is not over Baht 400 million (Baht Four Hundred Million) of 2 years, excluding Financial Management Fee, will be paid when there is a service occurred.
The Basis Used to Determine the Value	▪ Management Fee is based on the fee referring to the standard of international companies. ▪ Financial Management fee will be based upon actual market price transactions.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 1.03% of net tangible assets of the Company as of September 30, 2003, which is over 0.03% but less than 3.00% of net tangible assets, thus the Company should report the transaction to the SET.

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 10, 2003

AIS 0349/2003

November 10, 2003

Subject: Submission of reviewed consolidated and company financial statements for the third quarter of 2003 and explanation of differences of operating result between the third quarter of 2003 and 2002 is over 20 percent

To: President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for the third quarter of 2003 both Thai and English version
2. F 45-3
3. Management Discussion and Analysis for the third quarter of 2003 both Thai and English version

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 5/2003, held on November 10, 2003, approved the balance sheets, statements of income, and cash flow statements of the third quarter of 2003 ended of September 2003. The Company would like to submit the reviewed consolidated and company financial statements for the third quarter of 2003 including an explanation of differences of operating result between the third quarter of 2003 and 2002.

The Company and its subsidiaries reported the net profit of the third quarter of 2003 of Baht 4,834 million, an increase of Baht 1,905 million or 65.0 percent from Baht 2,929 million in the third quarter of 2002, due mainly to;

1. Revenue

- Revenue from services and equipment rental in the third quarter of 2003 recorded Baht 18,121 million, increased by Baht 3,074 million or 20.5 percent when compared with those of the third quarter 2002. The result came from prepaid service popularity which was increased the customer base.
- Revenue from sales in the third quarter of 2003 recorded Baht 3,645 million, decreased from Baht 4,838 million or 24.7 percent when compared with those of the third quarter 2002. The result was that reduction in sales volume of mobile units.

2. Cost and Expense

- Concession fee and excise tax in the third quarter of 2003 recorded Baht 4,336 million, increased by Baht 619 million or 16.6 percent when compared with those of the third quarter 2002 as a result of an increasing in mobile phone service revenues.
- Cost of services and equipment rental in the third quarter of 2003 was Baht 4,648 million, increased by Baht 867 million, or 22.9 percent when compared with those of the third quarter 2002. This primarily came from the amortization of mobile phone networks increased resulting from the expansion in mobile service network.

- Cost of sales in the third quarter of 2003 was Baht 2,890 million, decreased by Baht 791 million, or 21.5 percent when compared with those of the third quarter 2002 as a result of decreasing in sale volume of mobile units.
- Selling and administrative expenses in the third quarter of 2003 were Baht 2,834 million, decreased by Baht 1,133 million or 28.6 percent from the third quarter 2002, because of the main reasons:
    1) Lower of marketing expense for encouraging customers of the NMT analog system to shift to the Digital GSM advance system was Baht 528 million.
    2) A decrease in allowance for doubtful accounts by Baht 281 million.
    3) In the third quarter 2002, the Company had losses from unwinding a forward contract by Baht 106 million.
    4) Lower Staff costs in the third quarter of 2003 when compared with the same period of last year, as a result of staff incentive accruals regarding to the company performance was Baht 160 million.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 10, 2003

Management's Discussion and Analysis

Overview

Net Profit rose 65% compared to 3Q02 due to strong subscriber growth but fell slightly from previous quarter due to lower usage

As of the end of the third quarter of 2003, the Company and its subsidiaries (the Group) retained a total of 12,709,000 mobile phone subscribers, comprising of 2,163,000 for the postpaid GSM Advance and GSM 1800, and 10,546,000 for the prepaid One-2-Call!, programs. The subscriber base grew 445,800, or 3.6%, from 2Q03 and 30.3% from 3Q02.

During 3Q03, the Company participated in several marketing activities to enhance customer satisfaction and foster customer loyalty. As a result, marketing expenses increased substantially from the previous quarter. Net profit reached Baht 4,834 million, an increase of 65.0% compared to that in 3Q02, but fell 5.7% versus that in 2Q03.

Operating Results

A decrease in postpaid subscribers and competition from new operators created a slight decline in subscriber market share for the Group from 62% in 2Q03 to 61% in 3Q03. A slowdown in mobile phone subscriptions also attributed to lower sales.

Table 1: Selected financial information

Amount in Million Baht

	3Q03	% Change from 2Q03	% Change from 3Q02	9M03	%Change from 9M02
Total Revenue	21,766	(3.8%)	9.5%	67,071	15.0%
Total Cost	11,875	(6.7%)	6,2%	37,211	15.6%
Gross Margin	9,891	(0.2%)	13.6%	29,861	14.1%
SG&A	2,834	6.3%	(28.6%)	8,543	(22.1%)
Net Profit	4,834	(5.7%)	65.0%	14,566	90.1%
Earning per share (Baht)	1.65			4.97	

Total Revenue

Revenue of the Group decreased 3.8% from Baht 22,634 million in 2Q03 to Baht 21,766 million in 3Q03, but increased 9.5% compared to that in 3Q02. For the nine-month period of 2003, total revenue increased 15.0% to Baht 67,072 million as a result of:

- Revenue from services and equipment rentals

Lower prepaid usage and fall in postpaid subscribers resulted in a slight decline in service revenues

A 1.5% decline in services and equipment rentals revenue compared to that in the previous quarter mainly resulted from a smaller postpaid subscriber base and lower prepaid usage. Furthermore, subscriber additions slowed from previous quarters.

Despite this, the Group continued to record significant subscriber growth, compared to that in the previous year because of prepaid service popularity. Revenue from the service increased 20.4% for the quarter and 23.9% over the nine-month period.

- Revenue from sales

Sales decrease due to lower volume sales

Revenue from mobile phone sales continued to decrease, stemming mainly from a reduction in volume sales. Revenue from sales fell 13.8% to Baht 3,645 million or 24.7% compare to that in 3Q02. Consequently, revenue over the nine-month period of 2003 decreased 12.2% to Baht 12,723 million.

Total Cost

Total cost was Baht 11,875 million, or a 6.7% decrease from 2Q03, but an increase of 6.2% from 3Q02. For the nine-month period of 2003, the total cost is Baht 37,211 million, an increase of 15.6% for the year as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals decreased as a result of lower write-offs on spare parts

The cost of services and equipment rentals was Baht 4,648 million, which decreased 3.1% from 2Q03. The company wrote off Baht 50 million worth of spare parts-network in 3Q03 attributable to technological obsolescence, compared to Baht 297 million in 2Q03 (and Baht 170 million in 1Q03). The amortization cost increased Baht 217 million from the previous quarter. The cost of services and equipment rentals increased 22.9% from 3Q02, and for the nine months in 2003, this cost increased 37.3% due mainly to increased amortization costs resulting from the expansion in the mobile service network.

- Concession fees and excise taxes

Concession fees and excise taxes decreased by 3.9% or Baht 4,512 million in 2Q03 to Baht 4,336 million in 3Q03 as a result of lower mobile service revenue. Compared to that in 3Q02, concession fees and excise taxes increased 16.6%. For the nine months of 2003, concession fees and excise taxes increased 17.9% from Baht 11,124 million to Baht 13,120 million, as revenue from mobile service also increased.

- Cost of Sales

Cost of sales decreased 15.4%, or Baht 3,418 million, in 2Q03 to Baht 2,890 million in 3Q03. Compared to 3Q02, sales costs decreased 21.5%, and for the nine months of 2003, sales costs decreased 7.7% due to a continual drop in handset sales.

The Group earned a gross profit of 20.7% from sales, as compared to a gross profit of 19.1% in previous quarter, mainly a function of lower average costs of mobile phones sales. Given lower volume sales, however, gross profit for the Group decreased compared to that in 3Q02 (23.9%). Gross profit for this nine- month period last year was 26.0%, while this year's nine-month period gross profit was 22.3%.

Selling and Administrative expenses

Increase in marketing expense partly offset by a decrease in Bad Debt provision

Total selling and administrative expenses (SG&A) were Baht 2,834 million or an increase of 6.3% from 2Q03. The increase mainly resulted from increased advertising and promotion expenditures (Baht 383 million), partially offset by a decrease in bad debt expense (Baht 187 million). SG&A expenses decreased Baht 1,133 million or 28.6% from that in 3Q02, and for the nine-month period of this year, they were significantly reduced from Baht 10,963 million to Baht 8,542 million, or 22.1%, as a result of:

1. For 3Q02, the Group had a marketing expense of Baht 528 million attributable to persuading NMT analog system customers to switch to the Digital GSM advance system.
2. Bad debt expense reduction of Baht 281 million and Baht 1,638 million for 3Q02 and 9M02, respectively.
3. For 3Q02, the Company had losses from unwinding a forward contract (Baht 106 million) and amortized premium expenses on forward contracts (Baht 131 million) for 9M02.

4. Lower staff costs in 3Q03 compared with that in 3Q02, as a result of staff incentive accruals of Baht 160 million based on corporate performance.
5. Mobile phone equipment write-off of Baht 294 million in the first quarter of this year.

Income Tax

Tax shield from a loss carry forward in a subsidiary was utilized

Corporate income tax was Baht 1,792 million, an increased of 2% from 2Q03 as a result of:

1. Corporate income tax of a subsidiary resulting from tax shield on a loss carry forward that was fully utilized this year.
2. In 2Q03, Baht 251 million was adjusted in 2002 as the tax calculation method for scratch card transactions was changed from volume of usage to volume of sold in prepaid service.

Corporate income tax increased 18.3% in 3Q03 compared to that in 3Q02, mainly due to a sale on a subsidiary that accumulated a taxable loss of Baht 1,447 million last year to a third party by the Company.

Net Profit

As mentioned above, net profit decreased Baht 291 million or 5.7% from 2Q03, but increased Baht 1,905 million, or 65.0%, from 3Q02. For the nine-months of 2003, net profit increased substantially by Baht 6,903 million or 90.1% for the year.

Financial Position

1. Assets

Total assets reduced by 2.4% from YE2002 due mainly to lower current assets

As of 3Q03, total assets were Baht 123,061 million, which decreased by Baht 3,024 million, or 2.4% from YE02. Most asset categories saw decreases, excluding property and equipment, and assets under concession agreements.

Table 2: Asset categories

	30 September 2003		31 December 2002	
	Million Baht	% of Total Assets	Million Baht	%of Total Assets
Current Assets	14,599	11.9%	18,382	14.6%
Property and equipment, net	11,561	9.4%	9,747	7.7%
Assets under concession agreements, net	80,115	65.1%	79,795	63.3%
Other non current assets	16,786	13.6%	18,161	14.4%

Current Assets

As of 3Q03, current assets decreased by Baht 3,783 million or 20.6% from YE02 as a result of:

1. Decreases in accounts receivable-trade, net, mainly a result of lower GSM Advance and GSM 1800 subscriber numbers.
2. Advances to suppliers decreased by Baht 1,080 million from Baht 1,531 million to Baht 450 million due to completion of work on asset under concession agreements.
3. Other current assets decreased by approximately 1,200 million from Baht 2,754 million to Baht 1,556 million, primarily due to VAT receivable collection.

Property and equipment, net

During the year, the Company made an investment of about Baht 3,800 million in Prepaid Billing System IN (Intelligence Network) to support the expansion of the Prepaid subscriber base. Although the Company revised the estimated useful life of IN from 5 years to 3 years in 1Q03, property and equipment, net still increased by Baht 1,814 million or 18.6% from YE02.

Asset under concession agreements, net

Asset under concession agreements had increased from Baht 79,795 million at YE02 to Baht 80,115 million at 3Q03. It was caused by the investment in mobile service network to accommodate a larger customer base.

Other non-current asset

Other assets decreased by Baht 1,375 million mainly owing to the amortization of goodwill (Baht 875 million) and concession rights (Baht 341 million).

2. Liabilities

Total liabilities decreased by Bt7,230m resulting from repayment of LT-debentures according to schedule

As of 3Q03, total liabilities equaled to Baht 67,464 million, which decreased by Baht 7,380 million, or 9.9%, from YE02, mainly a result of Long Term debenture payments made according to schedule.

Table 3: Liabilities categories

	30 September 2003		31 December 2002	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	13,030	19.3%	16,086	21.5%
Concession right payable, accrued concession fee and excise tax[1]	10,662	15.8%	7,006	9.4%
Long-term borrowings and debentures, net[2]	43,757	64.9%	51,735	69.1%
Other non-current liabilities	15	0.0%	17	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax (Included Current-portion within 1 year and over 1 year)

[2] Long-term borrowings and debentures, net (Included current-portion within 1 year and over 1 year)

Other current liabilities

As of 3Q03, other current liabilities decreased by Baht 3,056 million, or 19.0%, from YE02 as a result of a decrease in accounts payable amounting to Baht 1,841 million, and a decrease in corporate tax payable amounting to Baht 2,183 million, partially offset by an increase in unearned income scratch card of about Baht 966 million.

Concession right payable, accrued concession fee, and excise tax

As of 3Q03, a total of Baht 10,662 million primarily resulted from:

1. The current-portion payable within 1 year was Baht 9,295 million, greater than Baht 4,821 million in YE02.
2. The portion over 1 year payable was Baht 1,367 million, less than Baht 1,165 million in YE02.

Given the concession agreements, the Company is required to pay TOT the minimum charges in October and additional amount in November, thus the year-end amount will be smaller .

Long-term borrowings and debentures, net

During the year, the Company made repayments of long term debentures and borrowings of Baht 7,000 million and of Baht 4,932 million, totaling Baht 11,932 million. One subsidiary made a new long-term borrowing of Baht 3,943 million as result of loan repackaging. As of 3Q03, total long-term debentures and borrowings equaled Baht 43,757 million, which consist of a Baht 5,272 million current portion within 1 year, and a Baht 38,485 million after 1 year.

3. Shareholders' Equities

AIS paid Bt10,410m dividend so far in the first nine-month period

As of 3Q03, total equity (Baht 55,597 million) increased by Baht 4,356 million over the quarter as a result of:

1. An increased of Baht 14,566 million in retained earnings derived from net profit.
2. The Company repurchased 0.38 million shares at an average price of Baht 33.08 per share. As of 3Q03, Company had repurchases amounted to 2.54 million shares at an average price of Baht 32.73 per share.
3. During the third quarter, the Company had an advance receipt of share subscriptions of 0.1 million shares totaling Baht 6 million for exercises of ESOP.
4. The Company paid dividends to shareholders totaling Baht 10,410 million (Baht 4,541 million at Baht 1.55 per share on May 23, 2003 and of Baht 5,869 million at Baht 2 per share on Sept 4, 2003).

4. Liquidity

During 2003, the Group recorded a positive cash flow of Baht 31,670 million from operating activities. The improvement in net cash flow from operating activities primarily resulted from an increase in operating revenues and effective cost reductions. The Group had a net cash payment from financing activities of Baht 18,308 million, mainly resulting from changes in Long-Term debentures and dividends paid as aforesaid. Net cash payment from investing activities of Baht 11,780 million decreased from the same period previous year, stemming from additional investments made in asset under concessions in previous year. Thus, the cash and cash equivalents increased by Baht 1,582 million.

03 NOV 17 AM 7:21

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2003 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2003 and 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
6 November 2003

Advanced Info Service Public Company Limited

Balance Sheets

As at 30 September 2003 and 31 December 2002

	Notes	Consolidated		Company	
		Unaudited 30 September 2003 Baht'000	Audited 31 December 2002 Baht'000	Unaudited 30 September 2003 Baht'000	Audited 31 December 2002 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		5,632,373	4,068,539	2,547,952	1,695,435
Current investments		106,720	61,882	-	-
Trade accounts receivable, net	6	5,065,136	7,238,679	4,988,167	7,780,514
Amounts due from and loans to related parties	14	1,273	4,445	42,639	149,265
Inventories, net		1,412,729	1,961,215	-	-
Spare part inventories for mobile phone network maintenance, net		373,970	760,885	357,196	608,369
Forward contracts receivable, net		815	1,001	-	418
Advances to suppliers		450,141	1,530,546	450,141	1,530,546
Other current assets		1,555,928	2,754,421	1,446,141	1,927,119
Total Current Assets		14,599,085	18,381,613	9,832,236	13,691,666
Non-Current Assets					
Investments in subsidiaries, net	7	-	-	25,054,565	26,988,573
Property and equipment, net	8	11,560,880	9,747,641	11,269,198	9,398,451
Other assets					
Assets under concession agreements, net	8	80,115,422	79,795,413	68,457,017	67,846,178
Concession rights, net	8	4,529,279	4,870,396	-	-
Goodwill, net	8	11,629,481	12,504,659	-	-
Other assets, net	8	627,177	785,646	485,527	628,059
Total Non-Current Assets		108,462,239	107,703,755	105,266,307	104,861,261
Total Assets		123,061,324	126,085,368	115,098,543	118,552,927

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2003	31 December 2002	30 September 2003	31 December 2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	10	30,000	30,000	-	-
Trade accounts payable	9	5,807,798	7,649,396	5,129,585	6,103,868
Amounts due to and loan from related parties	14	440,673	438,340	2,474,647	4,551,807
Current portion of long-term borrowings	10	2,301,070	1,531,002	211,929	191,057
Current portion of long-term debentures, net	10	2,971,185	6,970,452	2,971,185	6,970,452
Current portion of concession right payable, accrued concession fee and excise tax		9,295,127	4,474,048	5,849,899	2,940,675
Other current liabilities		6,750,958	7,969,295	6,705,216	7,258,562
Total Current Liabilities		27,596,811	29,062,533	23,342,461	28,016,421
Non-Current Liabilities					
Long-term borrowings	10	4,049,526	5,825,796	2,070,057	2,160,355
Long-term debentures, net	10	34,434,468	37,406,804	34,434,468	37,406,804
Concession right payable		1,367,413	2,532,258	-	-
Deposits from customers		15,238	16,730	-	-
Total Non-Current Liabilities		39,866,645	45,781,588	36,504,525	39,567,159
Total Liabilities		67,463,456	74,844,121	59,846,986	67,583,580
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	12	2,937,751	2,935,000	2,937,751	2,935,000
Premium on share capital	12	20,133,114	20,004,000	20,133,114	20,004,000
Advanced receipt for share subscription	12	6,388	-	6,388	-
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		31,757,434	27,601,008	31,757,434	27,601,008
Total Parent's Shareholders' Equity		55,334,687	51,040,008	55,334,687	51,040,008
Minority interests		346,311	271,900	-	-
Total Shareholders' Equity		55,680,998	51,311,908	55,334,687	51,040,008
Less Treasury stock		(83,130)	(70,661)	(83,130)	(70,661)
Total Shareholders' Equity, net		55,597,868	51,241,247	55,251,557	50,969,347
Total Liabilities and Shareholders' Equity		123,061,324	126,085,368	115,098,543	118,552,927

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 30 September 2003 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2003 Baht'000	Unaudited 30 September 2002 Baht'000
Revenues					
Revenues from services and equipment rentals		18,121,272	15,047,474	16,501,926	13,400,436
Sales		3,644,699	4,837,816	-	-
Total revenues		21,765,971	19,885,290	16,501,926	13,400,436
Cost					
Cost of services and equipment rentals		4,648,455	3,780,866	4,799,993	4,658,204
Concession fee and excise tax		4,335,758	3,716,925	3,922,590	1,877,496
Cost of sales		2,890,427	3,681,282	-	-
Total cost		11,874,640	11,179,073	8,722,583	6,535,700
Gross profit		9,891,331	8,706,217	7,779,343	6,864,736
Selling and administrative expenses		2,834,369	3,967,787	2,334,373	2,888,893
Profit from sales, services and equipment rentals		7,056,962	4,738,430	5,444,970	3,975,843
Other income		189,355	251,579	157,929	169,701
Net gain on exchange rate		35,927	247,533	24,703	279,360
Directors' remuneration		(255)	(435)	(255)	(435)
Operating results		7,281,989	5,237,107	5,627,347	4,424,469
Share of net profit of investments - equity method		-	-	1,196,854	206,071
Profit before interest and tax		7,281,989	5,237,107	6,824,201	4,630,540
Interest expense		(631,018)	(796,097)	(523,067)	(632,827)
Income tax		(1,792,363)	(1,514,537)	(1,466,919)	(1,068,567)
Profit before minorities		4,858,608	2,926,473	4,834,215	2,929,146
Profit (loss) attributable to minorities, net		24,393	(2,673)	-	-
Net profit for the period		4,834,215	2,929,146	4,834,215	2,929,146
Basic earnings per share (Baht)	4				
Net profit for the period		1.65	1.00	1.65	1.00
Diluted earnings per share (Baht)	4				
Net profit for the period		1.65	-	1.65	-

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the nine-month periods ended 30 September 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 30 September 2003 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2003 Baht'000	Unaudited 30 September 2002 Baht'000
Revenues					
Revenues from services and equipment rentals		54,348,471	43,856,354	49,465,967	39,162,237
Sales		12,722,972	14,487,368	-	-
Total revenues		67,071,443	58,343,722	49,465,967	39,162,237
Cost					
Cost of services and equipment rentals		14,202,546	10,344,046	14,245,097	8,502,098
Concession fee and excise tax		13,119,661	11,124,142	11,867,245	9,822,151
Cost of sales		9,888,553	10,715,166	-	-
Total cost		37,210,760	32,183,354	26,112,342	18,324,249
Gross profit		29,860,683	26,160,368	23,353,625	20,837,988
Selling and administrative expenses		8,542,529	10,963,221	6,520,418	7,977,540
Profit from sales, services and equipment rentals		21,318,154	15,197,147	16,833,207	12,860,448
Other income		689,877	895,869	450,655	544,012
Net gain (loss) on exchange rate		24,798	(235,984)	13,770	(300,772)
Directors' remuneration		(499)	(2,422)	(491)	(2,415)
Operating results		22,032,330	15,854,610	17,297,141	13,101,273
Share of net profit of investments - equity method		-	-	3,825,990	776,992
Impairment loss on goodwill/investment in a subsidiary		-	(258,625)	-	(258,625)
Profit before interest and tax		22,032,330	15,595,985	21,123,131	13,619,640
Interest expense		(2,004,958)	(2,312,386)	(1,646,005)	(1,827,930)
Income tax		(5,386,570)	(5,647,775)	(4,910,736)	(4,128,216)
Profit before minorities		14,640,802	7,635,824	14,566,390	7,663,494
Profit (loss) attributable to minorities, net		74,412	(27,670)	-	-
Net profit for the period		14,566,390	7,663,494	14,566,390	7,663,494
Basic earnings per share (Baht)	4				
Net profit for the period		4.97	2.61	4.97	2.61
Diluted earnings per share (Baht)	4				
Net profit for the period		4.96	-	4.96	-

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2003 and 2002

	Consolidated (Baht'000)							
	Issued and paid-up share capital	**Premium on share capital**	**Advanced receipt for share subscription**	**Legal reserve**	**Unappropriated retained earnings**	**Minority interests**	**Treasury stock**	**Total**
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	271,900	(70,661)	51,241,247
Net profit for the period	-	-	-	-	14,566,390	-	-	14,566,390
Dividend paid (Note 5)	-	-	-	-	(10,409,964)	(1)	-	(10,409,965)
Additional shares (Note 12)	2,751	129,114	-	-	-	-	-	131,865
Repurchased shares	-	-	-	-	-	-	(12,469)	(12,469)
Advanced receipt for share subscription (Note 12)	-	-	6,388	-	-	-	-	6,388
Profit attributable to minorities	-	-	-	-	-	74,412	-	74,412
Closing balance 30 September 2003	2,937,751	20,133,114	6,388	500,000	31,757,434	346,311	(83,130)	55,597,868
Opening balance 2002	2,935,000	20,004,000	-	500,000	17,321,687	260,812	-	41,021,499
Net profit for the period	-	-	-	-	7,663,494	-	-	7,663,494
Dividend paid	-	-	-	-	(1,163,314)	(1)	-	(1,163,315)
Returned dividend	-	-	-	-	12,334	-	-	12,334
Additional shares in a subsidiary	-	-	-	-	-	160	-	160
Loss attributable to minorities	-	-	-	-	-	(27,670)	-	(27,670)
Closing balance 30 September 2002	2,935,000	20,004,000	-	500,000	23,834,201	233,301	-	47,506,502

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the nine-month periods ended 30 September 2003 and 2002

	Company (Baht'000)						
	Issued and paid-up share capital	Premium on share capital	Advanced receipt for share subscription	Legal reserve	Unappropriated retained earnings	Treasury stock	Total
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	(70,661)	50,969,347
Net profit for the period	-	-	-	-	14,566,390	-	14,566,390
Dividend paid (Note 5)	-	-	-	-	(10,409,964)	-	(10,409,964)
Additional shares (Note 12)	2,751	129,114	-	-	-	-	131,865
Repurchased shares	-	-	-	-	-	(12,469)	(12,469)
Advanced receipt for share subscription (Note 12)	-	-	6,388	-	-	-	6,388
Closing balance 30 September 2003	2,937,751	20,133,114	6,388	500,000	31,757,434	(83,130)	55,251,557
Opening balance 2002	2,935,000	20,004,000	-	500,000	17,321,687	-	40,760,687
Net profit for the period	-	-	-	-	7,663,494	-	7,663,494
Dividend paid	-	-	-	-	(1,163,314)	-	(1,163,314)
Returned dividend	-	-	-	-	12,334	-	12,334
Closing balance 30 September 2002	2,935,000	20,004,000	-	500,000	23,834,201	-	47,273,201

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2003 and 2002

		Consolidated		Company	
		Unaudited 30 September 2003	Unaudited 30 September 2002	Unaudited 30 September 2003	Unaudited 30 September 2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	13	31,504,194	19,273,056	24,846,016	15,790,013
Cash flows from investing activities:					
Net changes in current investments		15,422	(155)	-	-
Net changes in advances to suppliers		1,080,405	(2,536,982)	1,080,405	(2,534,862)
Acquisition of investment in a subsidiary		-	-	-	(2,999,840)
Preceed from disposal of a subsidiary, net of cash and cash equivalents disposed		-	-	-	235,730
Proceeds from disposals of property and equipment		4,657	99,197	1,910	6,586
Purchases of property and equipment		(4,253,618)	(2,168,538)	(4,223,687)	(2,967,184)
Purchases of assets under concession agreements		(8,464,120)	(22,169,991)	(7,256,918)	(18,449,736)
Proceed from repayment of short-term loan to a subsidiary		-	-	28,000	200,000
Payment of short-term loans to a subsidiary		-	-	-	(228,000)
Dividend received from a subsidiary		-	-	5,759,999	2,999,999
Net cash payments to investing activities		(11,617,254)	(26,776,469)	(4,610,291)	(23,737,307)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions		-	20,000	-	-
Repayments of short-term loans from financial institutions		-	(1,006,308)	-	(1,006,308)
Proceeds from short-term loans from related parties		-	-	2,000,000	1,000,000
Repayments of short-term loans from related parties		-	-	(4,000,000)	(1,200,000)
Proceeds from long-term borrowings		3,943,265	-	-	-
Repayments of long-term borrowings		(4,860,261)	-	-	-
Proceeds from long-term debentures		-	9,960,381	-	9,960,381
Repayments of long-term debentures		(7,000,000)	(6,357,450)	(7,000,000)	(6,357,450)
Finance lease principal payment		(103,555)	(725,987)	(80,654)	(70,931)
Proceeds from capital increase		2,751	160	2,751	-
Proceeds from share premium		129,114	-	129,114	-
Repurchased shares		(12,469)	-	(12,469)	-
Cash received for share subscription		6,388	-	6,388	-
Payments of dividend		(10,409,964)	(1,163,314)	(10,409,964)	(1,163,314)
Returned dividend		-	12,334	-	12,334
Payments of dividend to minorities		(1)	-	-	-
Net cash receipts (payments) from financing activities		(18,304,732)	739,816	(19,364,834)	1,174,712
Net increase (decrease) in cash and cash equivalents		1,582,208	(6,763,597)	870,891	(6,772,582)
Opening balance		4,068,539	15,284,026	1,695,435	9,604,146
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(18,374)	4,142	(18,374)	4,142
Closing balance		5,632,373	8,524,571	2,547,952	2,835,706

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited) (continued)
For the nine-month periods ended 30 September 2003 and 2002

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2002 Million Baht	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2002 Million Baht
Cash on hand and at banks	1,382	6,484	671	1,468
Current investments with maturities of three months or less	4,250	2,066	1,877	1,368
Total cash and cash equivalents	5,632	8,550	2,548	2,836

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the nine-month periods ended 30 September 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2002 Million Baht	Unaudited 30 September 2003 Million Baht	Unaudited 30 September 2002 Million Baht
Interest and income tax paid				
Interest paid	1,876	2,171	1,776	1,941
Income tax paid	6,513	7,092	6,307	5,704
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property and equipment and assets under concession agreements	3,161	3,606	2,850	2,920

Shye. S.S.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

Segment information

Financial information by business segment for the three-month and nine-month periods ended 30 September 2003 and 2002 are as follows:

Consolidated (Million Baht)

	For the three-month periods ended 30 September									
	Mobile phone and call center services		Pager sales and services *		Mobile phone sales		Datanet services		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues :										
Revenues from services and equipment rentals	17,984	14,886	-	-	37	62	100	100	18,121	15,048
Sales	-	-	-	-	3,643	4,836	2	2	3,645	4,838
Total revenues	17,984	14,886	-	-	3,680	4,898	102	102	21,766	19,886
Operating expenses :										
Cost of sales, services and equipment rentals	(8,892)	(7,376)	-	-	(2,924)	(3,743)	(59)	(60)	(11,875)	(11,179)
Selling and administrative expenses	(2,695)	(3,671)	-	-	(112)	(272)	(27)	(25)	(2,834)	(3,968)
Operating profit	6,397	3,839	-	-	644	883	16	17	7,057	4,739

* This business segment was sold on 16 September 2002.

Segment information (continued)

	Consolidated (Million Baht)									
	For the nine-month periods ended 30 September									
	Mobile phone and call center services		Pager sales and services *		Mobile phone sales		Datanet services		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues :										
Revenues from services and equipment rentals	53,966	43,203	-	72	95	298	287	283	54,348	43,856
Sales	-	-	-	7	12,717	14,473	6	7	12,723	14,487
Total revenues	53,966	43,203	-	79	12,812	14,771	293	290	67,071	58,343
Operating expenses :										
Cost of sales, services and equipment rentals	(27,053)	(20,962)	-	(139)	(9,984)	(10,895)	(174)	(187)	(37,211)	(32,183)
Selling and administrative expenses	(8,138)	(10,171)	-	(122)	(325)	(601)	(80)	(69)	(8,543)	(10,963)
Operating profit (loss)	18,775	12,070	-	(182)	2,503	3,275	39	34	21,317	15,197

* This business segment was sold on 16 September 2002.

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 September 2003 Million Baht	30 September 2002 Million Baht	30 September 2003 Million Baht	30 September 2002 Million Baht
Depreciation on property and equipment (Note 8)	2,626	1,165	2,541	1,053
Amortisation of intangible assets: (Note 8)				
- Assets under concession agreements	7,402	6,298	6,544	5,414
- Positive goodwill	875	889	-	-
- Deferred charges	49	58	29	27
- Concession rights	341	341	-	-
Loss on obsolete spare parts for mobile phone network maintenance	516	-	364	-
Loss on write-off of assets under concession agreements (Note 8)	294	-	-	-
Loss on write-off of deferred charges (Note 8)	165	-	165	-
Doubtful accounts and bad debts	1,909	3,547	1,528	2,357
Staff costs	1,363	1,440	1,142	1,163
Number of staff (persons)	4,750	4,972	3,304	3,200

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2003.

4 **Earnings per share** (continued)

	Consolidated		Company	
For the three-month periods ended	**30 September 2003**	**30 September 2002**	**30 September 2003**	**30 September 2002**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	4,834	2,929	4,834	2,929
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,934	2,935	2,934	2,935
Basic earnings per share (Baht)	1.65	1.00	1.65	1.00
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	5	-	5	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,939	-	2,939	-
Diluted earnings per share (Baht)	1.65	-	1.65	-

	Consolidated		Company	
For the nine-month periods ended	**30 September 2003**	**30 September 2002**	**30 September 2003**	**30 September 2002**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	14,566	7,663	14,566	7,663
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,933	2,935	2,933	2,935
Basic earnings per share (Baht)	4.97	2.61	4.97	2.61
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	-	1	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,934	-	2,934	-
Diluted earnings per share (Baht)	4.96	-	4.96	-

5 **Dividend paid**

At the annual ordinary shareholders' meeting on 29 April 2003, it was approved to declare a dividend for 2,935 million shares of Baht 1.55 each, totalling Baht 4,549 million. The dividend of Baht 4,541million was paid to the shareholders on 23 May 2003. The remaining amount of Baht 8 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

At the Board of Directors' meeting on 7 August 2003, it was approved to declare an interim dividend for 2,937 million shares of Baht 2 each, totalling Baht 5,869 million. The dividend of Baht 5,869 million was paid to the shareholders on 4 September 2003.

6 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Trade accounts receivable:				
Third parties	3,646	6,579	2,489	3,822
Related parties (Note 14)	45	58	1,258	2,618
Accrued income	2,512	2,944	2,216	2,644
Total trade accounts receivable	6,203	9,581	5,963	9,084
Less allowance for doubtful accounts of third parties	(1,138)	(2,342)	(975)	(1,304)
Total trade accounts receivable, net	5,065	7,239	4,988	7,780

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Current - 3 months	5,784	7,716	4,373	5,677
Overdue 3 - 6 months	297	815	264	560
Overdue 6 - 12 months	45	898	39	203
Overdue over 12 months	32	94	29	26
Total	6,158	9,523	4,705	6,466
Less allowance for doubtful accounts of third parties	(1,138)	(2,342)	(975)	(1,304)
Total trade accounts receivable-third parties, net	5,020	7,181	3,730	5,162

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

7 Investments in subsidiaries, net

Movements in investment in subsidiaries for the nine-month period ended 30 September 2003 comprise:

	Company 30 September 2003 Million Baht
Transactions during the nine-month period ended 30 September 2003	
Opening net book amount	26,989
Dividend income from a subsidiary	(5,760)
Share of net profit of investments - equity method	3,826
Closing net book amount	25,055

Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 September 2003 / 31 December 2002

Subsidiaries	Nature of business	Country of Incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of net profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							30 September 2003	31 December 2002	30 September 2003	31 December 2002	30 September 2003	31 December 2002
rtain Property Co., Ltd. formerly "Advanced Paging Co., Ltd.")	Service provider of digital paging system network, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	-*	-	(179)**	-	789**	-	-
lvanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	8,540	8,522	380	6,122	(5,760)	(3,000)
lvanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420	(82)	(79)	338	341	-	-
tanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	13	9	21	17	-	-
vanced Contact Center Co., Ltd. (formerly "Shin Digital Co., Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	811	(737)	(768)	74	43	-	-
gital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	942	(2,834)	24,242	20,466	-	-
						25,139	8,676	4,671	25,055	27,778	(5,760)	(3,000)
	Less allowance for impairment of investment in a subsidiary sold					-	-	-	-	(558)	-	-
	Less disposal of investment in a subsidiary					-	-	179	-	(231)	-	-
	Total investments in subsidiaries					25,139	8,676	4,850	25,055	26,989	(5,760)	(3,000)

The investment in Curtain Property Co., Ltd. was sold on 16 September 2002
Amounts were accumulated up to 16 September 2002

8 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the nine-month period ended 30 September 2003					
Opening net book value	9,748	79,795	4,870	13,291	107,704
Additions	4,445	8,016	-	55	12,516
Disposals, net	(6)	-	-	-	(6)
Write-off, net	-	(294)	-	(165)	(459)
Depreciation/amortisation charges	(2,626)	(7,402)	(341)	(924)	(11,293)
Closing net book value	11,561	80,115	4,529	12,257	108,462
At 30 September 2003					
Cost	18,897	124,660	6,993	15,345	165,895
Less accumulated depreciation/amortisation	(7,336)	(40,281)	(2,464)	(3,088)	(53,169)
allowance for asset impairment	-	(4,264)	-	-	(4,264)
Net book value	11,561	80,115	4,529	12,257	108,462

Additions include Baht 11 million (2002: Baht 1 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the nine-month period ended 30 September 2003				
Opening net book value	9,398	67,846	628	77,872
Additions	4,416	7,155	52	11,623
Disposals, net	(4)	-	-	(4)
Write-off, net	-	-	(165)	(165)
Depreciation/amortisation charges	(2,541)	(6,544)	(29)	(9,114)
Closing net book value	11,269	68,457	486	80,212
At 30 September 2003				
Cost	18,151	108,708	634	127,493
Less accumulated depreciation/amortisation	(6,882)	(36,281)	(148)	(43,311)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	11,269	68,457	486	80,212

Additions include Baht 11 million (2002: Baht 1 million) assets leased under finance leases (where the Company is the lessee).

8 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	4,311	7,439
US Dollars	50	153
Japanese Yen	1,236	1,765
Euro	17	33
Swedish Kroners	15	16
Pound Sterling	1	2
Property and equipment		
Thai Baht	39	72
US Dollars	16	-

	Company	
	30 September 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	3,745	6,648
US Dollars	26	119
Japanese Yen	1,236	1,765
Euro	9	22
Swedish Kroners	15	16
Pound Sterling	1	2
Property and equipment		
Thai Baht	39	72
US Dollars	16	-

As at 30 September 2003, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 16.4 million (31 December 2002 : Baht 134 million) on a consolidated basis and Baht nil million (31 December 2002: Baht 19 million) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 5 years with options to renew. As at 30 September 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	540	435
- within 2 to 5 years	580	492

9 Trade accounts payable

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable				
Third parties	5,769	7,599	4,824	6,036
Related parties (Note 14)	39	50	305	68
Total trade accounts payable	5,808	7,649	5,129	6,104

10 Borrowings

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Current	5,302	8,531	3,183	7,162
Non-current	38,484	43,233	36,505	39,567
Total borrowings	43,786	51,764	39,688	46,729

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the nine-month period ended 30 September 2003		
Opening net book value	51,764	46,729
Additions	3,954	11
Repayments	(11,976)	(7,081)
Amortisation of bond issuing cost	29	29
Loss on exchange rate	15	-
Closing net book value	43,786	39,688

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures as at 30 September 2003 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	37,500	40,070	37,500	40,070

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

11 Financial instruments

Fair values

The fair values of forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

12 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the nine-month period ended 30 September 2003				
Issued and paid-up share capital				
Opening balance	2,935	2,935	20,004	22,939
Issue of shares	3	3	129	132
Closing balance	2,938	2,938	20,133	23,071

As at 30 September 2003 the total authorised number of ordinary shares is 2,937.7 million shares (31 December 2002: 2,935.0 million shares) with a par value of Baht 1 per share (31 December 2002: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the nine-month period ended 30 September 2003			
Beginning balance	1.5	12.5	14.0
Granted	0.6	7.9	8.5
Exercised	(0.5)	(2.4)	(2.9)
Closing balance	1.6	18.0	19.6

Issuance of warrant grant I

On 27 March 2002, the Company granted its warrants of 14.0 million units at Baht nil per unit, or equivalent to 0.48% of the Company's total paid-up share capital (before dilution) to directors and employees. The exercise ratio of warrant to purchase the Company's share is 1:1. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002.

12 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Issuance of warrant grant II

At the Annual General Meeting of the Company's shareholders held on 29 April 2003, the shareholders passed a resolution to approve additional issuance of warrants of 8.5 million unit at Baht nil per unit, or equivalent to 0.29% of the Company's total paid-up share capital (before dilution) to directors and employees. The exercise ratio of warrant to purchase the Company's share is 1:1. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 27 May 2003, and the warrants were granted on 30 May 2003. The exercise price is set at Baht 43.38 per unit, which is the weighted average closing price of 30 days prior to 29 April 2003.

The adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 7 August 2003, the Board passed a resolution to approve the adjustments of exercise prices of warrants grant I and grant II from Baht 48.00 per unit to Baht 47.73 per unit and from Baht 43.38 per unit to Baht 43.14 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1 to 1:1.00559 for both grant I and grant II. The new exercise price and exercise ratio were effective on 20 August 2003 onwards.

Exercised warrants

During the three-month period ended 30 September 2003, the total warrants of 1.37 million units or 0.29 million and 1.08 million units were exercised by the Company's directors and employees, respectively. 1.24 million units of the exercised warrants have effects to increase in paid-up share capital and premium on share capital of Baht 1.24 million and Baht 58.18 million, respectively. The Company registered the increase in share capital with the Ministry of Commerce during this period.

The Company registered the increase in share capital from the remaining exercised warrants of 0.13 million units on 3 October 2003 (Note 17).

The exercises of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

13 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2003 and 2002:

		Consolidated		Company	
	Notes	30 September 2003 Million Baht	30 September 2002 Million Baht	30 September 2003 Million Baht	30 September 2002 Million Baht
Cash flows from operating activities:					
Net profit for the period		14,566	7,663	14,566	7,663
Adjusted by:					
Depreciation charge	8	2,626	1,165	2,541	1,053
Amortisation of assets under concession agreements	8	7,402	6,298	6,544	5,414
Amortisation of concession rights	8	341	341	-	-
Amortisation of deferred charges	8	49	58	29	27
Loss on write-off of assets under concession agreements	8	294	-	-	-
Doubtful accounts and bad debts		1,909	3,547	1,528	2,357
Loss on obsolete inventories and diminution in value of finished goods		61	(19)	-	-
Loss on obsolete spare parts for mobile phone network maintenance		516	-	364	-
Amortisation of forward premiums		14	100	2	13
Loss on disposals of fixed assets		1	38	1	21
Loss on write-off of deferred charge	8	165	-	165	-
Loss on write-off of intangible assets		-	9	-	-
Unrealised loss on foreign exchange rate		16	26	3	31
Realised gain on foreign exchange rates for loans		(12)	-	-	-
Unrealised gain on changes in value of investment		(60)	-	-	-
Amortisation of goodwill	8	875	889	-	-
Impairment loss on goodwill of investment in a subsidiary		-	259	-	259
Amortisation of bond issuing cost	10	29	32	29	32
Gain on disposal of investment in subsidiary		-	(25)	-	(25)
Share of net profit in subsidiaries	7	-	-	(3,826)	(777)
Share of net profit (loss) from subsidiaries to minority interests		74	(28)	-	-
Net income before changes in operating assets and liabilities		28,866	20,353	21,946	16,068
Changes in operating assets and liabilities					
- Trade accounts receivable		260	(2,549)	1,260	(2,760)
- Amounts due from related parties		3	-	79	(6)
- Inventories		488	(784)	-	-
- Forward contracts receivable		-	-	-	18
- Spare part inventories for mobile network maintenance		(129)	(331)	(113)	(304)
- Other current assets		1,183	(611)	479	(488)
- Other assets		(53)	(194)	(51)	(151)
- Trade accounts payable		(1,552)	(1,699)	(1,033)	(50)
- Amounts due to related parties		7	127	(77)	(232)
- Forward contracts payable		(5)	6	-	14
- Concession rights payable, accrued concession fee and excise tax		3,249	7,264	2,909	6,805
- Deposits from customers		(14)	(2,461)	(20)	(2,889)
- Other current liabilities		(799)	152	(533)	(235)
Cash flows from operating activities		31,504	19,273	24,846	15,790

14 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.01% (31 December 2002 : 43.06%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.33% (31 December 2002 : 19.35%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related parties to the Group.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that a market rate is not available.

The Group has transactions with related parties for the three-month and nine-month periods ended 30 September 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**
Service income				
Subsidiaries	-	-	99	165
Shin Corporation and its related parties	20	23	8	2
Related party of SingTel Strategic Investments Pte Ltd.	42	37	42	37
Total service income	62	60	149	204
Sales of prepaid cards				
Subsidiaries	-	-	8,912	5,287

	Consolidated		Company	
For the nine-month periods ended	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**
Service income				
Subsidiaries	-	-	271	864
Shin Corporation and its related parties	65	73	24	6
Related party of SingTel Strategic Investments Pte Ltd.	111	117	111	117
Total service income	176	190	406	987
Sales of prepaid cards				
Subsidiaries	-	-	26,958	12,375

Shye ' 88.

14 Related party transactions (continued)

b) Purchases of services

For the three-month periods ended	Consolidated 30 September 2003 Million Baht	Consolidated 30 September 2002 Million Baht	Company 30 September 2003 Million Baht	Company 30 September 2002 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	883	90
Shin Corporation and its related parties	201	206	193	174
Related party of SingTel Strategic Investments Pte Ltd.	5	10	5	10
Total rental and other service expenses	206	216	1,081	274
Advertising expense – net*				
Shin Corporation and its related parties	144	211	144	188
(Advertising expense – gross** - Consolidated 2003 : 576 Million Baht; 2002 : 524 Million Baht - Company 2003 : 561 Million Baht; 2002 : 431 Million Baht)				
Total advertising expenses	144	211	144	188

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated 30 September 2003 Million Baht	Consolidated 30 September 2002 Million Baht	Company 30 September 2003 Million Baht	Company 30 September 2002 Million Baht
Promotion expense				
Subsidiaries	-	-	11	499
Total promotion expense	-	-	11	499
Consulting and management fees				
Shin Corporation and its related parties	82	73	71	63
Total consulting and management fees	82	73	71	63

For the nine-month periods ended	Consolidated 30 September 2003 Million Baht	Consolidated 30 September 2002 Million Baht	Company 30 September 2003 Million Baht	Company 30 September 2002 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	2,343	267
Shin Corporation and its related parties	578	612	550	517
Related party of SingTel Strategic Investments Pte Ltd.	25	16	24	16
Total rental and other service expenses	603	628	2,917	800
Advertising expense – net*				
Shin Corporation and its related parties	451	508	426	441
(Advertising expense – gross** - Consolidated 2003 : 1,308 Million Baht; 2002 : 1,501 Million Baht - Company 2003 : 1,206 Million Baht; 2002 : 1,260 Million Baht)				
Total advertising expenses	451	508	426	441

S.S.

14 Related party transactions (continued)

d) Purchases of property, equipment, computer software, and cost of mobile phone network

	Consolidated		Company	
For the three-month periods ended	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**
Subsidiaries	-	-	15	9
Shin Corporation and its related parties	-	53	-	53
	-	53	15	62

	Consolidated		Company	
For the nine-month periods ended	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**	**30 September 2003 Million Baht**	**30 September 2002 Million Baht**
Subsidiaries	-	-	18	11
Shin Corporation and its related parties	41	87	41	87
	41	87	59	98

e) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	30 September 2003 Million Baht	**31 December 2002 Million Baht**	**30 September 2003 Million Baht**	**31 December 2002 Million Baht**
Trade accounts receivable				
Subsidiaries	-	-	1,218	2,577
Shin Corporation and its related parties	8	17	3	-
Related party of SingTel Strategic Investments Pte Ltd.	37	41	37	41
Total trade accounts receivable	45	58	1,258	2,618

	Consolidated		Company	
	30 September 2003 Million Baht	**31 December 2002 Million Baht**	**30 September 2003 Million Baht**	**31 December 2002 Million Baht**
Amounts due from and loan to related parties				
Amounts due from related parties				
Subsidiaries	-	-	43	120
Shin Corporation and its related parties	1	4	-	1
Total amounts due from related parties	1	4	43	121
Loan to a subsidiary				
Subsidiary	-	-	-	28
Total loan to a subsidiary	-	-	-	28

Short-term loan to a subsidiary represents a promissory note, bearing interest at the rate of 2.1 % per annum. The repayment is at call. The loan was fully repaid during the quarter ended 31 March 2003.

14 **Related party transactions** (continued)

e) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable				
Subsidiaries	-	-	271	21
Shin Corporation and its related parties	31	45	26	42
Related party of SingTel Strategic Investments Pte Ltd.	8	5	8	5
Total trade accounts payable	39	50	305	68

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Amounts due to and loans from related parties				
Amounts due to related parties				
Subsidiaries	-	-	45	150
Shin Corporation and its related parties	427	427	416	391
Related party of SingTel Strategic Investments Pte Ltd.	14	11	14	11
Total amounts due to related parties	441	438	475	552
Short-term loan from a related party				
Subsidiary	-	-	2,000	4,000
Total loans from related party	-	-	2,000	4,000

As at 30 September 2003, short-term loans from a subsidiary represents a promissory note, bearing interest at the rate of 3.25% per annum (31 December 2002: 1.75% per annum). The loan is due on 4 December 2003 (31 December 2002: paid during the quarter ended 31 March 2003).

	Consolidated		Company	
	30 September 2003 Million Baht	31 December 2002 Million Baht	30 September 2003 Million Baht	31 December 2002 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	30	36	30	36
Total long-term debentures	40	46	40	46

f) **Commitments with related parties**

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 13 years with options to renew. At 30 September 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	478	467
	- within 2 to 5 years	859	847
	- over 5 years	449	449

14 Related party transactions (continued)

f) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 6.1 million per month (2002: Baht 6.1 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16 million per month, and plus the rate per event as prescribed in the agreements (2002: Baht 14 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.5 million per month (2002: Baht 1.0 million per month).

g) Shin Corporation's warrants

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's directors of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. During this quarter, the Company's directors exercised 0.4 million units of warrants to 0.4 million ordinary shares of Shin Corporation.

On 30 May 2003, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's directors of 1.79 million units at Baht nil per unit. The exercise price is set at Baht 13.67 per unit. There has been no movement from the date the warrants were granted to 30 September 2003.

h) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, granted the rights to receive special reward ("Special Reward Program") to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of the Special Reward Program to the director of the subsidiary is 3.4 million units.

At the Annual General Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited's shareholders held on 28 April 2003, the shareholders passed a resolution to approve additional issuance of the rights not exceeding 1.6 million units or not exceeding Baht 2 million to receive special reward ("Special Reward Program") to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights can be exercised within 3 years from the grant date. The subsidiary granted the 1.6 million rights to receive the special reward on 2 May 2003. Additionally, the shareholders passed a resolution to approve the change in the terms of the exercise period of the previous Special Reward Program. The exercise period has been changed from within 5 years to 3 years from the grant date.

Movement in the number of rights to receive special reward are as follows:

	Million units
For the nine-month period ended 30 September 2003	
Beginning balance	3.4
Granted	1.6
Exercised	(1.1)
Closing balance	3.9